UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 1-32637

GameStop Corp.
(Exact name of registrant as specified in its charter)

625 Westport Parkway
Grapevine, TX 76051
(817) 424-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rights to Purchase Series A Junior Participating Preferred (1)
(Titles of each class of securities covered by this Form)

Class A Common Stock, par value $0.001 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, GameStop Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: October 28, 2014	GameStop Corp.
	By:	/s/ Robert A. Lloyd
Name: Robert A. Lloyd Title: Executive Vice President and Chief Financial Officer

(1)
The Rights to Purchase Series A Junior Participating Preferred Stock (the “Rights”) expired on October 28, 2014 pursuant to the terms of the Rights Agreement (the “Rights Agreement”), dated as of June 27, 2005, between GameStop Corp. (the “Company”) and The Bank of New York, as rights agent. The Company initially filed a Form 8-A to register the Rights on October 3, 2005.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.